Mail Stop 4561

November 21, 2006

Terry Considine
29399 U.S. Hwy 19 North, Suite 320
Clearwater, FL 33761

> **Re:** **American Land Lease**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 001-09360**

Dear Mr. Considine:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Returns from Home Sales Business, page 34

1. We note that the information related to your estimated first year annualized return on investment for leases appears to represent a projection as contemplated by Item 10(b) of Regulation S-K as opposed to a non-GAAP measure as contemplated by Item 10(e) of Regulation S-K. We also note your assertion that this information is

a projection. Please explain to us how your presentation of this projection complies with Item 10(b) of Regulation S-K.

2.   In addition, since the information presented is not a pro forma presentation under Article 11 of Regulation S-X, please explain to us your basis for the reference to pro forma information on page 36 and 37.

3.   Please refer to the first table appearing on page 37. It is unclear how this table reconciles the projection referenced above to your return on investment in operational home sites in accordance with GAAP. Please explain to us how this presentation conforms to Item 10(e) of Regulation S-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant